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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                       CENTENNIAL HEALTHCARE CORPORATION
                           (Name of Subject Company)

                       CENTENNIAL HEALTHCARE CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                   150937100

                     (CUSIP Number of Class of Securities)
                            ------------------------

                               DARYL R. GRISWOLD
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                       CENTENNIAL HEALTHCARE CORPORATION
                          400 PERIMETER CENTER TERRACE
                                   SUITE 650
                             ATLANTA, GEORGIA 30346
                                 (770) 698-9040

           (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                WITH COPIES TO:

                PAUL A. QUIROS
                 LYNN S. SCOTT                                  DAVID A. STOCKTON
                KING & SPALDING                             KILPATRICK STOCKTON, LLP
             191 PEACHTREE STREET                             1100 PEACHTREE STREET
          ATLANTA, GEORGIA 30303-1763                        ATLANTA, GEORGIA 30309
                (404) 572-4600                                   (404) 815-6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS. The name of the subject company is Centennial HealthCare Corporation, a Georgia corporation (the "Company"). The address of the principal executive offices of the Company is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346 and its telephone number is (770) 698-9040.

    SECURITIES. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the common stock, par value $.01 per share of the Company (the "Shares"). As of February 25, 2000, there were 11,923,618 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    TENDER OFFER. This Statement relates to the tender offer by Hilltopper Acquisition Corp., a Georgia corporation ("Purchaser") and a wholly owned subsidiary of Hilltopper Holding Corp., a Delaware corporation ("Parent"), as set forth in the Tender Offer Statement on Schedule TO, dated March 17, 2000 (the "Schedule TO"), to purchase all of the outstanding Shares of the Company at a price of $5.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. Parent is a wholly owned subsidiary of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("Warburg, Pincus Equity").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 25, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and upon the satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

    The Schedule TO states that the principal executive offices of Parent and Purchaser is c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, New York 10017.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

    The information set forth in the "INTRODUCTION," "SPECIAL
FACTORS--Background of the Transaction; Past Contacts, Negotiations and Agreements," "--Interests of Certain Persons in the Offer and the Merger," and "TENDER OFFER--The Subscription Agreement; The Voting Agreement; The Merger Agreement; The Executive Employment Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION. The Board of Directors of the Company (the "Board"), by unanimous vote of all of the directors and based on, among other things, the unanimous recommendation of a special committee of the Board comprised of independent directors (the "Special Committee"), (i) determined that the Offer and the Merger are advisable and that the terms of the Offer and Merger are fair to and in the best interests of the Company and its shareholders, (ii) approved the Offer and the Merger and adopted and approved the Merger Agreement and the transactions contemplated thereby, and (iii) recommended the acceptance of the Offer, the approval of the Merger, and the approval and adoption of the Merger

                                       2
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Agreement by the Company's shareholders, other than Parent, Purchaser and the shareholders who are contributing their Shares to Parent in exchange for shares of Parent's preferred stock (if such approval is required by applicable law).

    ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A letter to the Company's shareholders, a letter to brokers, dealers, commercial banks, trust companies, and other nominees, a letter to clients for use by brokers, dealers, commercial banks, trust companies, and other nominees communicating the Board's recommendation and a press release announcing the Offer and the Merger are filed herewith as Exhibits (a)(3), (a)(4), (a)(5) and
(a)(7), respectively, and are incorporated herein by reference.

    REASONS. The Information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Transaction; Past Contacts Negotiations and Agreements," "--Purposes, Alternatives, Reasons, Effects and Plans;" "--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Transaction," and "--Reports, Opinions, Appraisals and Negotiations" of the Offer to Purchase is incorporated herein by reference.

    Pursuant to the Merger, Purchaser will acquire from WCAS Capital
Partners II, L.P. ("WCAS CP"), 246,895 Shares for $5.50 per Share. Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI") and Welsh, Carson, Anderson & Stowe Healthcare Partners, L.P. (WCAS HP"), affiliates of the Company, will contribute their Shares to Parent for shares of Series B Non-Voting Convertible Preferred Stock of Parent ("Series B Preferred Stock") pursuant to the Subscription and Contribution Agreement, dated February 24, 2000 (the "Subscription Agreement").

    Mr. J. Stephen Eaton, Chairman, President and Chief Executive Officer of the Company will contribute 569,917 Shares to Parent for shares of Series A Convertible Preferred Stock of Parent ("Series A Preferred Stock") pursuant to the Subscription Agreement. Pursuant to the Merger, Purchaser will acquire from Mr. Eaton 545,454 Shares for $5.50 per Share.

    Mr. Andrew Paul, a director of the Company and a general partner of the general partner of WCAS VI, an affiliate of the Company, will contribute 9,686 Shares to Parent for shares of Series B Preferred Stock pursuant to the Subscription Agreement. Pursuant to the Merger, Purchaser will acquire from Mr. Paul 3,021 Shares for $5.50 per Share.

    Mr. Alan Dahl, Executive Vice President and Chief Financial Officer and a director of the Company, will not tender any of his Shares. Mr. Dahl will contribute his Shares to Parent for shares of Series A Preferred Stock pursuant to the Subscription Agreement.

    Mr. Kent C. Fosha, Sr., Executive Vice President--Operations, will not tender any of his Shares. Mr. Fosha will contribute his Shares to Parent for shares of Series A Preferred Stock pursuant to the Subscription Agreement.

    Mr. Lawrence W. Lepley, Jr., President of Paragon Rehabilitation, Inc., an indirect wholly-owned subsidiary of the Company, will not tender any of his Shares. Mr. Lepley will contribute his Shares to Parent for shares of Series A Preferred Stock pursuant to the Subscription Agreement. Mr. Lepley's wife owns 26,500 shares that she is expected to tender in the Offer.

    South Atlantic Venture Fund II, Limited Partnership, South Atlantic Venture Fund III, Limited Partnership and The Burton Partnership, Limited Partnership (collectively, "South Atlantic"), affiliates of the Company, will contribute their Shares to Parent for shares of Series B Preferred Stock pursuant to the Subscription Agreement. In addition, two affiliates of South Atlantic will purchase 909,091 shares of Series B Preferred Stock at $5.50 per share for an aggregate of $5 million.

                                       3
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    To the best of the Company's knowledge, except as noted above, each of the
Company's executive officers, directors, affiliates, and subsidiaries currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

    J.P. Morgan Securities, Inc. ("J.P. Morgan") is acting as the financial advisor to the Special Committee in connection with the Offer and the Merger. Pursuant to its agreement with the Special Committee, the Company has agreed to pay J.P. Morgan an aggregate of $2.3 million, of which $500,000 was paid upon its engagement, $300,000 is being paid upon delivery of its fairness opinion concerning the Offer and the Merger and $1.5 million will be paid upon the earlier of termination of its engagement or July 1, 2000. The Company has also agreed to pay J.P. Morgan for its out-of-pocket expenses, including the fees and expenses of its legal counsel, and to indemnify J.P. Morgan and related parties against liabilities, including liabilities under the federal securities laws, arising out of J.P. Morgan's engagement. J.P. Morgan and its affiliates have in the past provided financial services to the Company in connection with a proposed transaction with WCAS VI in 1998, which was terminated prior to its consummation. The Company had agreed to pay J.P. Morgan the sum of $2.0 million for services provided to a special committee of the board of Directors of the Company in connection with that proposed transaction. The fees for the services with respect to the Offer and the Merger will satisfy the Company's obligations to J.P. Morgan for the previous proposed transaction. J.P. Morgan and its affiliates maintain banking and other business relationships with Warburg, Pincus Equity and its affiliates, and have advised, financed and undertaken capital market transactions with such entities, for which it received customary fees. In the ordinary course of business, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities. A copy of J.P. Morgan's opinion is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

    SunTrust Equitable Securities ("SunTrust Equitable") acted as advisor to the Company in exploring strategic alternatives for the Company. SunTrust Equitable made the initial contacts with Warburg, Pincus Equity concerning a proposed transaction with the Company. The Company will pay SunTrust Equitable
$2.1 million in fees and expenses upon consummation of the Merger for services provided in connection with its assistance.

    Except as set forth above, neither Parent nor the Company nor any person acting on either entity's behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on either entity's behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in the Shares have been effected by the Company or, to the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company during the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement with respect to the Offer and the Merger, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer or other acquisition of the Company's Shares by the Company, any of its subsidiaries, or any other person,
(ii) an extraordinary transaction, such as a merger,reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets by the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in "SPECIAL FACTORS--

                                       4
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Purposes, Alternatives, Reasons, Effects and Plans" and "TENDER OFFER--The
Subscription Agreement; The Voting Agreement; The Merger Agreement, The Executive Employment Agreements" of the Offer to Purchase is incorporated herein by reference.

    Except as set forth in this Statement with respect to the Offer and the Merger, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The information contained in the Offer to Purchase filed as Exhibit (a)(1) hereto is incorporated herein by reference.

                                       5
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ITEM 9. EXHIBITS.

EXHIBIT NO.                DESCRIPTION
-----------                -----------
 (a)(1)                    Offer to Purchase dated March 17, 2000.*+
 (a)(2)                    Letter of Transmittal.*+
 (a)(3)                    Letter to Company's Shareholders.+
 (a)(4)                    Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies, and Other Nominees.*+
 (a)(5)                    Letter from Brokers, Dealers, Commercial Banks, Trust
                           Companies, and Other Nominees to Clients.*+
 (a)(6)                    Summary Announcement dated March 17, 2000.*
 (a)(7)                    Press Release dated February 25, 2000.**
 (a)(8)                    Opinion of J.P. Morgan Securities, Inc.+
 (e)(1)                    Agreement and Plan of Merger dated, as of February 25, 2000, among Parent, Purchaser and the Company.*
 (e)(2)                    Contribution and Subscription Agreement, dated as of
                           February 24, 2000, among Parent, Purchaser, Warburg Pincus
                           Equity Partners, L.P. and certain of its affiliates and the
                           Contributing Shareholders.*
 (e)(3)                    Voting Agreement, dated February 25, 2000, among the
                           Contributing Shareholders, WCAS Capital Partners II, L.P.,
                           Parent and Purchaser.*
 (e)(4)                    Employment Agreement, dated February 24, 2000, between the
                           Company and J. Stephen Eaton.*
 (e)(5)                    Employment Agreement dated February 24, 2000, between the
                           Company and Alan C. Dahl.*
 (e)(6)                    Employment Agreement, dated February 24, 2000, between the
                           Company and Kent C. Fosha, Sr.*
 (e)(7)                    Employment Agreement, dated February 24, 2000, between the
                           Company and Lawrence W. Lepley, Jr.*

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 *  INCORPORATED BY REFERENCE TO SCHEDULE TO FILED BY PARENT, PURCHASER,
    WARBURG, PINCUS EQUITY, THE COMPANY, STEPHEN EATON, ALAN DAHL, KENT FOSHA AND LAWRENCE LEPLEY.

**  INCORPORATED BY REFERENCE TO FORM 8-K FILED BY THE COMPANY ON MARCH 10,
    2000.

+  INCLUDED IN COPIES MAILED TO THE COMPANY'S SHAREHOLDERS.

                                       6
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                                       CENTENNIAL HEALTHCARE CORPORATION

                                                       By:  /s/ J. STEPHEN EATON
                                                            -----------------------------------------
                                                            J. Stephen Eaton
                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: March 17, 2000